Exhibit 11

                                          METRIS COMPANIES INC. AND SUBSIDIARIES
                                            Computation of Earnings Per Share

In thousands, except per-share amounts                    Year Ended December 31,
                                                         2001        2000        1999
BASIC:
Net income (loss) applicable to common
     stockholders (1) .............................    $245,792    $195,153    ($61,646)

Weighted-average number of common
   shares outstanding .............................      62,962      60,070      57,855
Assumed conversion of convertible
    preferred stock ...............................      34,679      29,164          --
                                                       --------    --------    --------
Basic common shares (2) ...........................      97,641      89,234      57,855
                                                       ========    ========    ========

Net income (loss) per share .......................    $   2.52     $  2.19    ($  1.07)

DILUTED:

Net income (loss) applicable to common
    stockholders (1) ..............................    $245,792    $195,153    ($61,646)

Weighted-average number of common
    shares outstanding ............................      62,962      60,070      57,855
Net effect of assumed exercise of stock
    options based on treasury stock
    method using average market price .............       1,725       3,348          --
Assumed conversion of convertible
    preferred stock ...............................      34,679      29,164          --
                                                       --------    --------    --------
Diluted common shares .............................      99,366      92,582      57,855
                                                       ========    ========    ========

Net income (loss) per share .......................    $   2.47   $    2.11    ($  1.07)


(1) For the years ended December 31, 2001 and 2000, diluted earnings per share is calculated by adding back the Series C convertible preferred dividends of $34.8 million and $31.6 million, respectively. In determining the number of dilutive shares outstanding, the Series C convertible preferred stock is assumed to have been converted into 34.7 million and 29.2 million common shares at the beginning of the years ended December 31, 2001 and 2000, respectively.

(2) In accordance with EITF Topic No. D-95, we revised our computation of basic earnings per common share. As required by Topic D-95, the dilutive effect of our Series C Convertible Preferred Stock is included in the computation of basic EPS, using the if-converted method. The Series C Convertible Preferred Stock participates in dividends on an if-converted basis with our common stock. For all periods presented, there is no impact to diluted earnings per share. We restated the basic EPS amounts for the years ended December 31, 2000 and 1999 to be consistent with the revised methodology. Before the impact of Topic D-95, basic EPS would have been $3.35, $2.72 and $(1.07) for the years ended December 31, 2001, 2000 and 1999, respectively.